ENDEXX CORPORATION

38246 North Hazelwood Circle

Cave Creek, Arizona 853311749

480-595-6900

July 14, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attn: Keira Nakada

Re:	Endexx Corporation
Form 10-K for the Fiscal Year Ended September 30, 2022
Filed January 13, 2023
File No. 000-30233

Ladies and Gentlemen:

Endexx Corporation (the “Company”) is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 8, 2023 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for its fiscal year ended September 30, 2022. Prior to the date of this letter, on June 9, 2023, the Company filed an amended Annual Report (the “Amended 10-K”) for that fiscal year and, concurrently, telephonically advised Staff of that filing.

For the ease of Staff, the comments from the Comment Letter have been transcribed and the Company’s responses are set forth immediately following the comments.

Form 10-K for the Fiscal Year Ended September 30, 2022

Item 9a. Controls and Procedures, page 30

1.	Please disclose the conclusions of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures and internal controls over financial reporting as of the end of the period covered by this report. Refer to Items 307 and 308(a)(3) of Regulation S-K. This comment also applies to your Form 10-Q for the quarterly period ended December 31, 2022.

Response:

In both the Amended 10-K and the subsequent Form 10-Q, the Company disclosed the conclusions of its principal executive officer and principal financial officer regarding the effectiveness of its disclosure controls and procedures and internal controls over financial reporting as of the end of the periods covered by each of the reports.

Item 15. Exhibits and Financial Statement Schedules, page 47

2.	We did not see Inline XBRL provided in connection with this filing. Please advise or revise as necessary. Refer to Item 601(b)(101) of Regulation S-K.

Response:

The Company provided Inline XBRL in connection with its Amended 10-K filing.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Attn: Keira Nakada

July 14, 2023

Item 8. Financial Statements and Supplementary Data, page F-1

3.	It appears that your financial statements are presented without an audit opinion. Please confirm that your financial statements were audited by an independent accountant. In addition, please amend your filing to include a report from your independent registered public accountant that covers the two fiscal years presented herein. Refer to Rules 2-02 and 8-02 of Regulation S-X.

Response:

The Company’s financial statements that were included in the Amended 10-K were audited by an independent accountant. The Amended 10-K included an audit opinion and a report by an independent registered public accountant that covered the Company’s two fiscal years that were presented in the Amended 10-K.

If Staff should have any further questions or comments regarding this issue, please feel free to contact the undersigned or Randolf W. Katz at 949-697-3103.

Thank you for your ongoing courtesy and assistance in this matter.

Very truly yours,

ENDEXX CORPORATION

By:	/s/ Todd Davis
Todd Davis
Chief Executive Officer